SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM
1	Translation of letter to the Buenos Aires Stock Exchange, Comisión Nacional de Valores and Mercado Abierto Electrónico S.A. dated November 16, 2022

TRANSLATION

City of Buenos Aires, November 16, 2022

To the

COMISIÓN NACIONAL DE VALORES

MERCADO ABIERTO ELECTRÓNICO S.A.

BOLSA DE COMERCIO DE BUENOS AIRES

(Buenos Aires Stock Exchange)

Ref: : Issuer rating in domestic currency, foreign currency and senior secured debt

Dear Sirs:

We are hereby writing in compliance with the requirements of the Argentine Securities Commission (Comisión Nacional de Valores) Rules.

In this regard, Moody’s Local Argentina upgraded YPF S.A.’s long-term domestic and foreign currency issuer ratings from “AA-.ar” to “AA+.ar”, and from “A-.ar” to “AA-.ar”, respectively, and upgraded its foreign currency senior secured debt rating from “A.ar” to “AA.ar”, all with a stable outlook.

According to the report, “the rating upgrade reflects an improvement in the company’s credit profile resulted from the higher EBITDA generation, due to a higher level of crude oil processing and production, and higher fuel sales prices, which has allowed the company to increase its CAPEX plan together with an improved liquidity position and a reduction in the level of net indebtedness to levels of around 1.2x EBITDA, maintaining positive free cash flows.”

The Moody’s Local Argentina report is available in Spanish at https://www.moodyslocal.com/country/ar/ratings/corp, under the heading YPF S.A.

Yours faithfully,

Pablo Calderone
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 16, 2022	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer